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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Amanda Ravitz, Assistant Director

Re:	Registration Statement on Form S-4 of Pavonia Limited and Safari Cayman L.P. Filed July 29, 2015 (File No. 333-205938)

Ladies and Gentlemen:

On behalf of Pavonia Limited, a limited company organized under the laws of the Republic of Singapore (“Holdco”), and Safari Cayman L.P., an exempted limited partnership formed under the laws of the Cayman Islands, the general partner of which is Holdco (“Holdco LP” and, together with Holdco, the “Registrants”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 25, 2015, regarding the Registrants’ Registration Statement on Form S-4, which was initially filed with the Commission on July 29, 2015 (as amended, the “Registration Statement”).

The Registrants have revised the Registration Statement in response to the Comment Letter and are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) that reflects these revisions and updates certain of the information contained therein. In addition, the Amended Registration Statement reflects the insertion of an additional proposal to be submitted for approval by the shareholders of Avago Technologies Limited solely to comply with applicable NASDAQ listing requirements. We are supplementally providing four blacklined copies of the Amended Registration Statement, marked to show the changes from the Registration Statement as filed on July 29, 2015.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Registration Statement.

August 28, 2015

Staff Comments

Cover Page

1.	Revise to briefly explain the purpose you intend to achieve for the Avago and Broadcom stockholders in structuring the transaction consideration as you have. For example, if practicable, disclose the ownership allocation, regulatory or tax treatment or other goal you intend to achieve, and describe how offering different types of consideration aids in achieving the goal.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on the cover page.

Q: What are the proposed transactions?, page 1

2.	Please revise to clarify the purpose of the structure of the proposed transactions, including the order in which the mergers will occur, the reasons for multiple mergers involving Broadcom and use of different tiers of subsidiaries of Holdco to effect those mergers.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 1.

Q: What percentage of the issued Holdco Ordinary Shares . . .? page 2

3.	Describe briefly how the assumed percentages could change if the assumptions underlying them are not true.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 2.

Q: What will Broadcom shareholders receive in the Broadcom Merger?, page 4

4.	Please revise to clarify the reasons for the different forms of consideration offered to Broadcom shareholders, use of proration and restrictions applicable to restricted exchangeable units.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 4.

August 28, 2015

Restricted Exchangeable Units, page 30

5.	Clarify whether the requesting holder or Holdco LP would be required to pay for any expenses associated with obtaining the opinions and assurances required prior to an exchange of units in the first three years following the transaction.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 30.

Post-Transactions Governance, page 33

6.	We note the disclosure regarding who will serve as directors of Holdco. Please file the consents required by Rule 438 of Regulation C.

Response:

The Registrants advise the Staff that, to the extent such individuals who will serve as directors of Holdco are identified, they will file the relevant consents required by Rule 438 of Regulation C prior to the effectiveness of the Registration Statement.

The IRS may not agree . . ., page 63

7.	Please clarify why you believe the Section 7874 Percentage will be “significantly less than 60%” considering your disclosure that the ratio of ownership will be approximately 33%.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 63.

Background of the Transactions, page 78

8.	We note the disclosure on page 83 regarding the financial presentation provided by J.P. Morgan on April 21, 2015. Please revise to provide the disclosure required by Item 4(b) to Form S-4 and file the report, opinion or appraisal as an exhibit, as required by Item 21(c) to Form S-4, or summarize it in the prospectus. Please also provide us with copies of any board books prepared by the financial advisors and related to the transaction.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that it is Broadcom’s view that the presentation provided by J.P. Morgan Securities LLC (“J.P.Morgan”) to the Broadcom board of directors on April 21, 2015 does not constitute a “report, opinion or appraisal” materially related to the transaction for purposes of Item 4(b) of Form S-4. This presentation reflected preliminary information that was refined over time and was superseded by the analyses presented by J.P. Morgan to the Broadcom board of directors in connection with

August 28, 2015

J.P. Morgan’s opinion that was delivered to the Broadcom board of directors on May 27, 2015 and subsequently confirmed in writing, which opinion and analyses are described in detail in the Amended Registration Statement. Broadcom believes that because the information concerning the April 21, 2015 presentation does not constitute a report, opinion or appraisal materially related to the transaction that was approved by the Broadcom board of directors, disclosure of such information would have the potential to mislead or confuse stockholders. Accordingly, we do not believe that it would be customary or appropriate to provide disclosure of this information.

In response to the Staff’s comment, the confidential board book prepared by J.P. Morgan in connection with their opinion and presented to the board of Broadcom at the meeting described in the Amended Registration Statement is being provided directly to the Staff by Sullivan & Cromwell LLP, as counsel to J.P. Morgan, the confidential board book prepared by Evercore Group L.L.C. (“Evercore”) in connection with their opinion and presented to the Special Committee of the board of Broadcom at the meeting described in the Amended Registration Statement is being provided directly to the Staff by Paul, Weiss, Rifkind, Wharton & Garrison LLP, as counsel to Evercore, and the confidential board book prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) in connection with their opinion and presented to board of Avago at the meeting described in the Amended Registration Statement is being provided directly to the Staff by Fried, Frank, Harris, Shriver & Jacobson LLP, as counsel to Deutsche Bank, in each case under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letters, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 have been made by each of the financial advisors.

9.	Your disclosure on page 84 suggests that the option to elect restricted LP units resulted in part to achieve the goal of allowing any Broadcom holder “to receive securities of the surviving corporation in a tax-free exchange.” Provide additional details around how you determined that this feature was of unique significance to Broadcom holders specifically or would be particularly desirable in light of this particular transaction.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 84.

10.	Please revise to clarify the need for the separate opinion from Evercore to the Special Committee given that opinion excludes a portion of the consideration offered in the transaction.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 89.

August 28, 2015

Dissenters’ Rights for Broadcom Shareholders, page 150

11.	Your disclosure may not be qualified by statutes. Please revise the second paragraph accordingly.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure in the second paragraph on page 150.

Material U.S. Federal Income Tax Considerations, page 160

12.	If the tax disclosure you provided in this section and on pages 63-66 is the opinion of counsel, please revise to state so directly and to name counsel who provided the opinions. See Section III.B.2 of Staff Legal Bulletin No. 19.

Response:

The Registrants respectfully submit that the tax disclosure provided in this section and on pages 63-66 is not itself the opinion of counsel. The material tax considerations for an investor participating in the Transactions depend upon the application of Sections 351, 368, 721 and/or 367(a)(1) of the Code to the Transactions. We have revised the above-referenced disclosure on pages 162 and 165 to clarify that Broadcom and Avago expect to receive certain opinions of counsel regarding the application of Sections 351, 368 and 721 of the Code to the Transactions, naming the counsel to be rendering such opinions.

As discussed on page 165, the application of Section 367(a)(1) of the Code cannot be determined with certainty until closing of the Transactions. As such, counsel cannot opine in advance as to whether or not Section 367(a)(1) of the Code will apply. The tax disclosure on pages 64 and 165 describes in detail the tax consequences to an investor under circumstances where Section 367(a)(1) may apply to result in a recognition of gain.

13.	We note the repeated uses of the words “if,” “should,” and “may” in discussing the material tax consequences. If counsel is unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for counsel’s inability to opine and discuss the possible alternatives and risks to investors. If, however, counsel is able to opine on the material tax consequences, but its opinion is subject to uncertainty, counsel may issue a “should” or “more likely than not” opinion to reflect that uncertainty. In such cases, counsel should explain in its opinion why it cannot provide a “will” opinion and the degree of uncertainty. The registrant should provide clear disclosure regarding the risks of the uncertain tax treatment to investors. See Sections III.C.1 and 3 of Staff Legal Bulletin No. 19. Please revise accordingly.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure.

August 28, 2015

Conditions to Completion of the Transactions, page 214

14.	Please expand the second bullet to discuss the purpose and effects of the last clause of Section 7.1(b) of the Merger Agreement. Include in your response the “foreign Antitrust laws” referenced in that section that may not be disregarded.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure in the second paragraph on page 214.

Unaudited Pro Forma Condensed Combined Financial Information, page 223

Note 1. Basis of Presentation, page 229

15.	Please explain to us the meaning of your reference in the fourth paragraph on page 228 of the results of the Flash Business and the Axxia Business being accounted for as discounted operations.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 229.

Note 3. Calculation of Broadcom Merger Consideration and Preliminary…. page, 231

16.	Reference is made to footnote (3) on page 231. Please revise your disclosure to show how you determined the estimated cash consideration for the settlement of approximately 13 million vested Broadcom stock options and 4 million restricted stock units.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 232.

Preliminary Purchase Price Allocation, page 232

17.	We note that your determination of identifiable intangible assets and related amortization is based upon management’s estimates after consideration of similar transactions. Please further explain how these estimates were determined and how they are consistent with the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff’s comments, we understand that the Staff’s question requests a clarification on (a) how the determination of identifiable intangible assets and related amortization is directly attributable to the proposed transaction and (b) how the process of estimation is factually supportable.

August 28, 2015

The Registrants engaged an independent valuation firm to assist with compiling publically available information on recent transactions in the semiconductor industry for use in determining intangible asset percentages and related amortization lives.

A total of 19 M&A transactions that were either used by Avago management in evaluating the proposed transaction with Broadcom or where the business profile of the acquired target was similar to Broadcom’s business profile were used for the analysis.

Based on the selected transactions, the Registrants used the information pertaining to (a) the identified intangible assets (as a percentage of the purchase price) and (b) the useful economic life as disclosed in the 10-K and 10-Q filings of the acquirers in the selected transactions, and calculated the median values for (a) various intangible assets as well as the total intangible assets (as a percentage of the purchase price) and (b) the amortization life for the aforesaid intangible assets. Based on multiplication of (a) the median of the total intangible assets (as a percentage of the purchase price) and (b) the total purchase consideration, a preliminary estimate of the total intangible asset value for the proposed transaction was calculated. The aforesaid total intangible asset value was allocated to various intangible asset categories based on the proportions indicated by the median values of each individual intangible asset category. The Registrants estimated the amortization lives for each intangible asset category based on the median values for the amortization lives mentioned above. The Registrants used the aforesaid information and analysis to estimate a preliminary fair value of the intangible assets and our preliminary estimate of useful life of such assets.

As can be seen from the above, the information used in determination of identifiable intangible assets and related amortization is based upon factual information such as actual purchase price calculations used by the acquirers for financial reporting purposes in transactions where the acquired targets were similar to Broadcom (i.e., the target in the proposed transaction).

The Registrants respectfully submit to the Staff that the transaction selection and estimation process followed for the determination of identifiable intangible assets, the respective preliminary fair values of such intangible assets and related estimated useful life is based upon information and events directly attributable to the proposed transaction and uses factual information pertinent to the proposed transaction and thus, is consistent with the guidance in Rule 11-02(b)(6) of Regulation S-X.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 236

18.	We note your disclosure in Note 5(f) on page 237 that no income tax effect has been provided for the pro forma adjustments since it is anticipated that the adjustments will be in not-taxable entities. Please explain your basis for the pro forma combined effective tax rate that is presented.

August 28, 2015

Response:

The Registrants anticipate that the underlying structure of Avago and Broadcom and the tax effect of continuing operations of Avago and Broadcom to remain materially unchanged. As a result, the Registrants have not anticipated additional tax effects outside of the pro forma adjustments. The pro forma adjustments that are anticipated to be incurred as part of the acquisition are expected to be recorded in entities where a tax effect is not anticipated (e.g., zero-rate tax jurisdictions and/or jurisdictions where the Registrants have losses that are offset by valuation allowances and no tax effect would be anticipated).

Description of Restricted Exchangeable Units, page 262

19.	Please advise us of the company’s intent to comply with Exchange Act Rules 13e-4 and 14e-5 with respect to holders’ exercise of their Exchange Right.

Response:

Exchange Act Rules 13e-4 and 14e-5 would only be implicated if the exercise by holders of Restricted Exchangeable Units of their Exchange Right constituted a tender offer under the federal securities laws. Although neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” case law has supplied two standards to assist in the determination of whether a transaction or series of transactions is a tender offer:

•	the “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069), and

•	the “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3).

The Registrants considered these tests in connection with the holders’ exercise of their Exchange Right and believe that whether viewed under the relevant criteria of the eight factors of the Wellman Test or more generally from the totality of the circumstances and the need for the protection of the tender offer rules under the Hanson Test, the holders’ exercise of their Exchange Right is not the type of transaction contemplated by Rules 13e-4 and 14e-5.

The Wellman Test evaluates the following eight factors in determining whether a transaction may comprise a tender offer. “These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005). Each of these factors is discussed below:

(i) Whether there is an active and widespread solicitation of public security holders.

The exchange of Restricted Exchangeable Units for Holdco Ordinary Shares upon the exercise by holders of their Exchange Right will not involve any active solicitation of holders of Restricted Exchangeable Units by or on behalf of either of the Registrants and

August 28, 2015

will instead be dependent on the holders of Restricted Exchangeable Units submitting an exchange notice to Holdco LP in accordance with the terms of the Partnership Agreement on a rolling basis without any solicitation by the Registrants to do so.

(ii) Whether the solicitation is made for a substantial percentage of the issuer’s securities.

There will be no solicitation by the Registrants, and each holder may exercise the Exchange Right for as little or as much of their interest as they desire.

(iii) Whether the offer is made at a premium over the prevailing market price.

Upon the exercise by a holder of its Exchange Right in accordance with the terms of the Partnership Agreement, Holdco LP will repurchase each Restricted Exchangeable Unit submitted for exchange for one Holdco Ordinary Share or for an amount of cash per Restricted Exchangeable Unit determined solely based on a trading price per share of Holdco Ordinary Shares on NASDAQ for the trading day immediately preceding the date of proper delivery of an exchange notice and such repurchase will not be made at any premium to the prevailing market price.

(iv) Whether the terms of the offer are fixed rather than negotiable.

While the terms of exchange are fixed, those terms are in the nature of a conversion right, not the right to accept a tender offer.

(v) Whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased.

The exercise by holders of their Exchange Right will not be contingent upon any fixed minimum or maximum number of securities being purchased. In addition, holders may elect to exercise their Exchange Right with respect to any or all of the Restricted Exchangeable Units held by such holder.

(vi) Whether the offer is open for only a limited period of time.

Subject to the expiration of the restricted period and compliance with conditions designed to assure the desired tax result for Holdco, the right to exercise the Exchange Right is perpetual and may be exercised at any time. The only limitations are that, for administrative convenience, a single holder may only exercise its Exchange Right once per calendar month and at such point in time that only a de minimis number of Restricted Exchangeable Units remain outstanding (i.e., less than five percent of the original issue) or a change in control of Holdco takes place, Holdco LP may cause a mandatory exchange of all outstanding Restricted Exchangeable Units.

(vii) Whether the offerees are subjected to pressure to sell.

As noted in the immediately preceding bullet, there is no time pressure on holders to exercise the Exchange Right because their Exchange Right is effectively perpetual subject to the expiration of the restricted period and compliance with conditions designed to assure the desired tax result for Holdco.

August 28, 2015

(viii) Whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities.

Holders of Restricted Exchangeable Units will only be able to exercise their Exchange Right after a “restricted period” and in compliance with conditions designed to assure the desired tax result for Holdco, in each case, in accordance with the Partnership Agreement. Furthermore, holders’ exercise of their Exchange Right will be at the election of individual holders on a rolling basis with no deadline and based on prevailing market prices on NASDAQ (without any premium over the market prices), and therefore the Registrants anticipate that purchases will be made gradually following the lapse of such restricted period.

With respect to the Hanson Test, the determination turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision. Given that the exercise by holders of their Exchange Right will be at the election of individual holders on a rolling basis with no deadline and based on prevailing market prices on NASDAQ (without any premium over the market prices), and the fact that to a significant degree, the Restricted Exchangeable Units prior to their exchange already represent substantially the economic value of the Holdco Ordinary Shares into which they are exchangeable, the Registrant respectfully submits that the holders will not require the additional information prescribed by the tender offer rules in order to make an educated investment decision.

Of the foregoing factors, we believe that the only factor that is clearly present is that the Exchange Right is on fixed terms as described in clause (iv) of the Wellman test. However, fixed terms are also an element of an exercise or conversion right attached to an option, convertible note or similar security and on which the Exchange Right was modeled, not a tender offer. Accordingly, we respectfully submit that the exercise by a holder of Restricted Exchangeable Units of the Exchange Right as provided for in the Partnership Agreement does not constitute a tender offer for purposes of the federal securities laws and, accordingly, Rules 13e-4 and 14e-5 are inapplicable.

Exhibits

20.	Please file as exhibits the agreements related to the financing of this transaction, as discussed in your disclosure beginning on page 157, such as the Debt Commitment Letter.

Response:

The Registrants respectfully submit that the Debt Commitment Letter is not required to be filed as an exhibit to the Registration Statement since disclosure under Item 1007 of Regulation M-A is not required pursuant to Form S-4. Further, the terms of the Debt Commitment Letter will be superseded prior to the effectiveness of the Registration

August 28, 2015

Statement by a definitive credit agreement reflecting the terms and conditions of the Debt Financing, which the Registrants confirm will be filed as an exhibit to the Registration Statement or on Form 8-K prior to effectiveness, depending on when the financing is finalized.

In addition, in response to the Staff’s comment, we have revised the above-referenced disclosure on page 158 to clarify that Avago currently expects the ultimate debt financing for the Transactions to be obtained through debt facilities placed in the public markets.

* * * * * *

In addition, the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. As noted above, we are concurrently submitting Amendment No. 1 to the Registration Statement. Please do not hesitate to contact Tony Richmond by telephone at (650) 463-2643 or by email at tony.richmond@lw.com, or Christopher Kaufman by telephone at (650) 463-2606 or by e-mail at christopher.kaufman@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond
Anthony J. Richmond of LATHAM & WATKINS LLP

cc:	Christopher L. Kaufman
Patricia H. McCall, Avago Technologies Limited
Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP
Leif B. King, Skadden, Arps, Slate, Meagher & Flom LLP